As filed with the Securities and Exchange Commission on June 21, 2007
Registration No. 333

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AMDL, INC.
(Exact name of registrant as specified in its charter)

Delaware	33-0413161
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gary L. Dreher, President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Name, address, including zip code, and telephone
number, including area code, of agent for service)
Copy to:
Randolf W. Katz, Esquire
Bryan Cave LLP
1900 Main Street, Suite 700
Irvine, California 92614
(949) 223-7100
Richard H. Bruck, Esquire
19100 Von Karman Avenue, Suite 950
Irvine, California 92612
(949) 975-8181
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of	Amount	offering price	aggregate	Amount of
securities to be registered	registered(1)	per share(1)(2)	offering price(2)	registration fee
Common Stock, $.001 par value per share	3,713,957 shares	$3.53	$13,110,268	$402.49

(1)	In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the reported closing sales price of the registrant’s common stock on June 15, 2007 on the American Stock Exchange.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 21, 2007
PROSPECTUS
AMDL, INC.
3,713,957 SHARES
OF COMMON STOCK

This prospectus relates to shares of common stock of AMDL, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 3,713,957 shares of our common stock, of which 1,343,337 shares will be issued to the selling stockholders only if and when they exercise warrants held by them.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the American Stock Exchange, NASDAQ or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we will receive gross proceeds of up to approximately $4,940,000 from the exercise of outstanding warrants, if and when they are exercised.

On June 15, 2007, there were 12,666,317 shares of common stock outstanding. Our common stock is listed on the American Stock Exchange and traded under the symbol “ADL.” On June 15, 2007, the closing price of the common stock on the American Stock Exchange was $3.53 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at Page 16 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2007.

     We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.
     In this prospectus, “AMDL,” “company,” “we,” “us,” and “our” refer to AMDL, Inc., a Delaware corporation.
ABOUT FORWARD-LOOKING STATEMENTS
     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify “forward-looking statements” which speak only as of the date of the statement made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS
Acquisition of Jade Pharmaceutical Inc.
     On September 28, 2006, pursuant to the Stock Purchase and Sale Agreement dated May 12, 2006, as amended, we acquired 100% of the outstanding shares of JPI from Jade. JPI has two wholly-owned People’s Republic of China (“PRC” or “China”) based subsidiaries, Yangbian Yiqiao Bio-Chemical Pharmacy Company Limited (“YYB”) and Jiangxi Jiezhong Bio-Chemical Pharmacy Company Limited (“JJB”). YYB and JJB are engaged in the manufacture and distribution of over-the-counter and prescription pharmaceuticals in China. YYB is located in Tuman City, Jilin Province, PRC and JJB is located in Shangrao, Jiangxi Province, PRC.
     The aggregate purchase price o f JPI was $9,116,896, consisting of 2,643,000 shares of the Company’s common stock valued at $7,929,000 (based on the closing price of the Company’s common stock on the date of acquisition), options to purchase 500,000 shares of the Company’s common stock valued at $595,000 (based on the Black-Scholes option pricing model) and $592,896 in acquisition related transaction costs.
     The terms of the Stock Purchase and Sale Agreement provided that additional purchase consideration of an additional 100,000 shares of the Company’s common stock (the “Escrow Shares”) were deposited in an escrow account held by a third party escrow agent. If, within one year from and after the closing of the Stock Purchase and Sale Agreement, Jade or its shareholders have demonstrated that the People’s Republic of China State Federal Drug Agency or other appropriate agency (“SFDA”) has issued a permit or the equivalent regulatory approval for the Company to sell and distribute DR-70® in the PRC without qualification, in form and substance satisfactory to the Company, then the escrow agent will promptly disburse the Escrow Shares to Jade or its shareholders. If Jade has not notified the escrow agent that the SFDA has issued the approval to market DR-70® before a date one year after the closing of the Stock Purchase and Sale Agreement, or if the Company disputes that the purported approval is satisfactory, the Escrow Shares shall be delivered by the escrow agent to the Company for cancellation. In the event the Escrow Shares are released to Jade or its shareholders, the Company will record the fair value of the 100,000 shares of common stock issued as goodwill.
     In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the Company has allocated the total purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The allocation of the purchase price is described in Note 2 to the Company’s financial statements as reported on the Company’s Form 10-QSB filed on May 21, 2007, which is incorporated herein by this reference. The fair values assigned to identifiable intangible assets acquired were based on an appraisal performed by an independent third party using estimates and assumptions determined by management. The fair values of the non-compete agreements, customer relationships and trade name and logo were determined using an income approach and discounted cash flow techniques.
     A detailed description of the terms of the acquisition of JPI are described in the definitive proxy materials filed with the Securities and Exchange Commission (“SEC”) on July 17, 2006 and the additional proxy material filed on July 28, 2006 and August 14, 2006, all of which are incorporated herein by this reference. You are encouraged to carefully read those materials in evaluating an investment in our common stock.
Description of Business of AMDL
     Prior to the acquisition of JPI, we have been only a theranostics (therapy and diagnosis) company, involved in both the detection and treatment of cancer. While in the recent past most of our sales have been derived from the sale of one of our OEM products, the Company’s long term potential and prospects from the U.S. business segment will come from its proprietary product DR-70® and from its combination immunogene therapy technology.

Description of Business of JPI
     JPI (through YYB and JJB) has over 130 licenses to produce pharmaceuticals in China.
     JJB is a manufacturer of proprietary and generic pharmaceutical products, including injectibles, capsules, tablets, liquids and medicated skin products. JJB currently owns 52 product licenses and permits, 10 of which are currently commercialized. YYB is a manufacturer of proprietary and general pharmaceutical products, including capsules, tablets, liquids and medicated skin products. YYB currently owns 86 product licenses and permits, 10 of which are currently commercialized.
     Sales of JJB’s products are approximately 40% over-the-counter and 60% to institutional or hospital customers. JJB employs regional sales managers and over three hundred representatives who contact distributors throughout China. There are eighteen distributors who purchase products from JJB. Distributors have the right to return unsold product and returns have historically averaged 2% of sales.
     Both JJB and YYB are wholly-foreign owned enterprises (“WFOEs”). WFOEs are limited liability companies established under PRC Company Law that are exclusively owned by foreign investors. WFOEs are used, among other things, to enable local PRC based entities to carry on business in China, rather than operate in a representative capacity; to acquire land use certificates to own and operate facilities in the PRC; employ persons in the PRC and to hold intellectual property rights; to protect intellectual property and proprietary technology; and to issue invoices to their customers in Renminbi (“RMB”) and record revenues in RMB, but convert the profits into U.S. dollars for reporting on a consolidated basis
     In late 2007, JPI intends to engage in direct distribution of pharmaceutical products by opening retail outlets to be known as “Jiexhong Healthy Supermarkets.” JPI will engage in this new line of business through joint ventures in major cities throughout China.
Overview of AMDL’s Business
     We develop, manufacture, market and sell various immunodiagnostic kits for the detection of cancer and other diseases. Our products may be used by hospital, clinical, research and forensic laboratories and doctor’s offices to obtain precise and rapid identification of certain types of cancer and other diseases. Our DR-70® test kit is used to assist in the detection of at least 13 different types of cancer, including: lung (small and non-small cell); stomach; breast; rectal; colon and liver. As DR-70® is a non-invasive blood test; there are no side effects to our test. DR-70® is not yet cleared for sale in the United States.
     Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. In May 2002, we decided to begin the FDA process under Section 510(k) of the Food, Drug and Cosmetic Act for approval to market DR-70® as an aid in monitoring patients with colorectal cancer. We conducted clinical trials comparing our DR-70® to the currently accepted assay, CEA, and we submitted the results to the FDA in September 2003. In January 2004, the FDA responded to our submission. The FDA identified deficiencies in our application and the FDA advised our consultant, Diagnostic Oncology CRO, Inc. (“DOCRO”) that based upon the data submitted, the FDA determined that the DR-70® kit was not substantially equivalent to any other device which has gone through the 510(k) approval process. The FDA further advised that if we had data which we believe shows that the DR-70® kit has substantial equivalence, we could submit such additional information for the FDA’s consideration. In January 2005, DOCRO supplied additional data and submitted a new application to the FDA proposing that DR-70® be used in tandem with CEA in monitoring colorectal cancer patients. In June 2005, the FDA issued a non-substantially equivalent letter and pointed out several areas of concern regarding the new application for use of DR-70® as an adjunctive test with CEA.

     On January 25, 2007, we met with the FDA to present an initial pre-IDE document which included a new introduction, literature review, proposed regulatory strategy and included detailed characterization studies of the capture antibody, detection antibody, antigen measured in colorectal serum and other information. We continue to supply information to the FDA; however, the Company cannot predict the length of time it will take for the FDA to review this documentation or whether approval will ultimately be obtained.
     The Company is subject to the risk of failure to maintain its existing regulatory approvals, and in obtaining FDA regulatory approval of DR-70®, as well as the delays until receipt of such approval, if obtained. Therefore, the Company is subject to substantial business risks and uncertainties inherent therein, including the potential of business failure.
     Studies completed at the University of Frankfurt have shown DR-70® to be a reliable screening test for cancer of the gastrointestinal tract. Other studies of DR-70® as an aid in monitoring and screening for lung cancer in Germany are ongoing. An ovarian study was recently completed and published in the January 2006 German Journal of Obstetrics and Gynecology, demonstrating the comparative sensitivity of DR-70® in that study was 13.1% higher than CA-125. We have received approvals to import and market DR-70® in Canada (for lung cancer), Australia and the UK. During the fourth quarter of 2006, we also received regulatory approval to sell DR-70® in South Korea. In February 2007, we entered into a letter of intent to grant MyGene an exclusive distributorship for DR-70® in South Korea. No definitive arrangements have as yet been made with MyGene. We have also received certification for EN ISO 13485, a key global standard to ensure quality within the medical and diagnostic device industry. We have complied with the regulations allowing us to affix the CE (Conformite Europeenne) Mark to our DR-70® kit. The CE Mark is required to be displayed on regulated products placed for sale in the European Union and allows us to market DR-70® in the European Union, subject to any additional specific country regulatory requirements or limitations. We currently sell DR-70® primarily in Asia.
     Our other proprietary product, Pylori-Probe™, is cleared for sale in the United States; however, we do not intend to market Pylori-Probe™ because we believe that the Pylori-Probe™ cannot be competitively marketed.
     In August 2001, we acquired a combination immunogene therapy technology that may be effective in building a cancer patient’s immune system and could eventually lead to a vaccine to protect patients known to be at risk because of a family history for certain types of cancer. The combination immunogene therapy is intended to both build the body’s immune system and destroy cancer cells. This technology involves injecting the cancer patient’s tumor with a vector carrying both a granulocyte-macrophage colony stimulating factor and a t-cell co-stimulating factor, thereby activating an immune response against the cancer cells. We are actively seeking a pharmaceutical or biotechnology strategic partner with whom to form a joint venture or otherwise license our combination immunogene therapy technology. Preliminary tests in Canada conducted on mice injected with human skin and brain cancers indicated that the combination immunogene therapy can be effective. Additionally, Phase 1 clinical trials have been completed in Canada. We funded a study conducted by Dr. Lung-Ji Chang at the University of Florida to target breast cancer with a goal of ultimately developing a vaccine using the combination immunogene therapy technology. We believe the technology may have potential for fighting several types of cancer by enhancing one’s immune system and thereby increasing the number of cells that naturally destroy cancer. We also acquired from Dr. Chang other technology relating to a humanized mouse model for the evaluation of anti-human tumor immunity and the identification of immuno-modulating genes. However, no assurances can be given that any of these activities will lead to the development of any commercial products or vaccines or that FDA approval will be obtained for any use of the technology.

     On February 22, 2002, AcuVector Group, Inc. (“AcuVector”) filed a Statement of Claim in the Court of Queen’s Bench of Alberta, Judicial District of Edmonton relating to the Company’s combination immunogene therapy technology acquired from Dr. Chang in August 2001. The claim alleges damages of $CDN 20 million and seeks injunctive relief against Dr. Chang for, among other things, breach of contract and breach of fiduciary duty, and against us for interference with the alleged relationship between Dr. Chang and AcuVector. The claim for injunctive relief seeks to establish that the AcuVector license agreement with Dr. Chang is still in effect. The Company has performed extensive due diligence to determine that AcuVector had no interest in the technology when the Company acquired it. The Company is confident that AcuVector’s claims are without merit and that the Company will receive a favorable judgment.
     We are also defending a companion case filed in the same court by the Governors of the University of Alberta against us and Dr. Chang. The University of Alberta claims, among other things, that Dr. Chang failed to remit the payment of the University’s portion of the monies paid by us to Dr. Chang for the combination immunogene therapy technology purchased by us from Dr. Chang in 2001. In addition to other claims against Dr. Chang relating to other technologies developed by him while at the University, the University also claims that we conspired with Dr. Chang and interfered with the University’s contractual relations under certain agreements with Dr. Chang, thereby damaging the University in an amount which is unknown to the University at this time. The University has not claimed that AMDL is not the owner of the combination immunogene therapy technology, just that the University has an equitable interest therein or the revenues therefrom.
     Accordingly, if either AcuVector and/or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired. However, since the final outcome of either case is not determinable, no accrual or loss relating to either action is reflected in the accompanying consolidated financial statements.
     We also offer a line of non-proprietary blood tests that are designed to help diagnose a particular kind of cancer. These tests are generally known by the symbols that denote the type of cancer, e.g., CEA for colon cancer and PSA for prostate cancer.
     In addition to the proprietary test kits described above, our primary OEM product is a ketone strip, which is used by diabetics and those on high protein diets to monitor ketones, which if elevated, can cause kidney damage in patients. We also offer a line of diagnostic test kits for allergy, autoimmune, cancer markers, clinical chemistry, drugs of abuse, fertility, gastrointestinal disease, serology, serum proteins, thyroid, urine chemistry and others. Our largest customer which previously purchased ketone strips has filed for protection under federal bankruptcy laws and has shifted into another line of business. Sales of our OEM products for 2006 were $4,800. In 2007 we expect to have the same level of sales of our other OEM products as experienced in 2006 because we do not actively market them.
     Our OEM tests are non-invasive and non-therapeutic diagnostic blood and urine tests performed by a registered technician. The technician takes the patient’s sample and performs the test according to the test’s instructions included in the package to determine whether or not the specific condition being tested exists. Our OEM product test kits are similar, if not substantially the same, as those offered by others. Most of our OEM products for commercial use in the United States have been registered with and approved by the FDA for sale to us and others by the respective manufacturers. We purchase our OEM products from the manufacturer and resell them under our label.
     We are listed on the American Stock Exchange under the symbol ADL. You may review any of our public reports or information on file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or review our reports at http://www.sec.gov or review our public reports at http://www.amdlcorporate.com.

     Our executive offices are located at 2492 Walnut Avenue, Suite 100, Tustin, California 92780, telephone number (714) 505-4460. In September 2001, we registered our common stock under the Securities Exchange Act of 1934 and listed on the American Stock Exchange under the symbol ADL. You may review any of our public reports or information on file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or review our reports at http://www.sec.gov or, review our public reports at http://www.amdlcorporate.com.
AMDL’s Products
     DR-70® is our proprietary diagnostic test kit which has been shown to detect at least 13 different common cancers, including, but not limited to, lung (small and non-small cell), stomach, breast, rectal, colon and liver cancer. DR-70® is a tumor-marker, which is a biochemical substance indicative of neoplasia, ideally specific, sensitive, and proportional to tumor load, used to screen, diagnose, assess prognosis, follow response to treatment, and monitor for recurrence. As DR-70® is a non-invasive blood test, there are no side effects.
     In 1993, the Cross Cancer Institute, located in Edmonton, Alberta, Canada, approved a clinical trial protocol for DR-70® for lung cancer under the auspices of the Alberta Cancer Board. The objective of the clinical trial at the Cross Cancer Institute was to evaluate the sensitivity and specificity of the DR-70® lung cancer tumor-marker and to determine if the level of the tumor-marker correlates with the stage of lung cancer development. In the Cross Cancer Institute clinical trial, 233 patients with newly diagnosed lung cancer and 238 volunteers with no clinical evidence of disease were selected. The DR-70® tumor-marker was measured in blood serum samples collected from both cancer patients and volunteers. The control group was composed of smokers and non-smokers. The results showed sensitivity of the lung cancer test was 67% and specificity was 91%. We believe these results, coupled with data reported in continued studies at the Cross Cancer Institute, demonstrate the value of the DR-70® lung cancer tumor-marker as a diagnostic test for detecting lung cancer. These tests also helped determine the usefulness of DR-70® for monitoring response to treatment and for predicting the recurrence of lung cancer. The test is currently available and approved for lung cancer detection and monitoring by Health Canada.
     In 1997, the DR-70® test kit was modified to be more user-friendly. Clinical studies with the modified kit were conducted in Wuhan, China, the results of which have been published in the peer-reviewed Journal of Immunoassay. As compared to earlier studies, these studies determined that the DR-70® immunoassay kit detected a number of different cancers with a higher degree of specificity and sensitivity. Although, as in all such tests, false readings as to the existence of cancer are experienced, due to other conditions affecting the patient, e.g. pregnancy or recent trauma. In these tests, DR-70® was found to have an overall specificity of 95% and an overall sensitivity of 84%. Thirteen different types of cancer were found in the screening process, indicating that DR-70® has significant usefulness as a cancer-screening tool. In late 2001, the study was expanded to include more than 700 patients and the results of this expanded study confirmed the previously published results while providing a broader statistical base.
     In May 2003 at a meeting of the American Gastroenterology Society in Orlando, Florida, clinical studies were presented using DR-70® at the University of Frankfurt to detect colorectal cancer. Samples were taken from 85 gastrointestinal patients, including 29 patients with hepatocellular cancer, 13 with pancreatic cancer, 30 with colorectal cancer, 10 with stomach cancer and 3 with esophageal cancer. In these tests, DR-70® was found to have an overall specificity of 93% and an overall sensitivity of 91%. In November 2004, the results of the study were published in the gastroenterology journal, Alimentary Pharmacology & Therapeutics. The data indicated that patients with advanced tumors exhibited significantly higher DR-70® values than those with early-stage tumors. The authors concluded that the DR-70® immunoassay reliably differs between cancer patients and healthy controls.

     Historically, our primary OEM product was a ketone strip which is used by diabetics and those on high protein diets to monitor ketones, which if elevated, can cause kidney damage in patients. Sales of OEM products have been declining for the past few years. Since the acquisition of JPI, sales of our OEM products represent an insignificant portion of our total sales. We also offer a line of diagnostic test kits for allergy, autoimmune, cancer markers, clinical chemistry, drugs of abuse, fertility, gastrointestinal disease, serology, serum proteins, thyroid, urine chemistry and other similar tests. We provide our OEM products on a limited basis and do not actively market them. These tests are non-invasive and non-therapeutic diagnostic blood and urine tests performed by a registered technician. The technician takes the patient’s sample and performs the test according to the test’s instructions included in the package to determine whether or not the specific condition being tested exists. Our OEM product test kits are similar, if not substantially the same as, those offered by others. Most of our OEM products for commercial use have been registered with and approved by the FDA, for sale to us and others, by the respective manufacturers. We purchase these products from the manufacturer and resell them under our label. We do not have any exclusive or nonexclusive rights to the technology relating to the OEM products. As these tests are administered in vitro, there are no side effects associated with our OEM products. The package insert describes the possibility that there may be false positives or false negatives associated with the administration of the specific test. The incidence of false positives or negatives from our OEM test kits is similar to that experienced with other comparable test kits.
     In 2004 the FDA inspected our facilities and found no deficiencies. Six observations were made and the FDA’s suggestions were implemented. We were found to be compliant with FDA Regulations. All of our OEM products are Class I (Good Manufacturing Practices not required) or Class II (Good Manufacturing Practices required, as defined by the FDA guidelines) devices and our facilities meet the Good Manufacturing Practices requirements for each of our OEM products. We are licensed to manufacture our proprietary products and to repackage our OEM products at our Tustin location.
Our Strategy
     We develop, manufacture and offer for sale non-invasive diagnostic kits to hospitals, doctors, clinics, and laboratories, giving them the ability to detect certain types of cancer in their patients. Our kits are designed to provide accuracy, reproducibility and a high degree of specificity and sensitivity.
     We continue to conduct quality assurance and quality control testing on our DR-70® product as part of our commitment to quality and to meet government regulations. We are seeking to create alliances with reference laboratories to make DR-70® testing available to physicians and patients. With just a small amount of blood serum drawn from a patient, DR-70® uses a common micro titer format familiar to most laboratories in the diagnostic industry to test for the presence of tumors. We believe that our DR-70® product is capable of detecting different types of cancer with a superior degree of specificity and sensitivity. DR-70® test levels are found to increase with the progression and stage of the disease.
     Our objective is to combine AMDL’s cancer detection and combination immunogene therapy vaccine technologies with JPI’s China-based pharmaceutical manufacturing, consumer sales and clinical trials expertise to build a global healthcare enterprise.
     In order to meet our objective, we plan to do the following:
•	obtain U.S. FDA and Chinese SFDA clearance and international approvals for our DR-70® product;

•	distribute DR-70® kits in approved markets;

•	develop DR-70® distribution channels in new markets;

•	pursue one or more strategic partners to license and develop our combination immunogene therapy technology;

•	in-license North American drugs for manufacture and sales in China and Asia;

•	create new opportunities in cancer related product development in China; and

•	fully utilize our Chinese GMP manufacturing facilities to foster worldwide sales of existing and to-be developed products.
     Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for any one of a number of reasons, such as:
•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the U.S. FDA, did not approve the product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.
     There may be other factors that prevent us from marketing a product. Our products compete with other products or treatments for diseases for which our product may be intended. We cannot guarantee we will be able to produce commercially successful products, and to date DR-70® has not been approved for sale in the United States by the FDA or in China by the SFDA. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it would take for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time it would take to complete necessary clinical trials and obtain regulatory approval. Moreover, without additional financing, our activities will likely be limited to licensing our products to others, although there can be no assurances that our products can be successfully licensed.
Sales and Marketing
     Currently, our licensing efforts are focused on seeking additional exclusive and non-exclusive distribution agreements with distributors in countries where we have obtained, or believe we can obtain, regulatory approval. In January 2004, we received EN ISO 13485 certification demonstrating safety and efficacy, a further standard of quality now required for export to Canada. Health Canada has issued a Medical Device License to the Company. This license permits the Company to market DR-70® for the detection of lung cancer and monitoring changes in the level of the marker DR-70® in response to treatment. The Canadian license was renewed in August 2004 and is renewable annually. We intend to enter into agreements with distributors who will market DR-70® throughout Canada, but have no Canadian distributors at this time.

     We offer OEM or private label test kits to under-served international markets through distributor relationships and to domestic markets through strategic partnerships and relationships with larger diagnostic companies.
     The Company uses the internet, select journals, and industry trade shows for its marketing activities, subject to the availability of working capital for such endeavors.
Manufacturing
     We manufacture our DR-70® kits at our licensed manufacturing facility located at 2492 Walnut Avenue, Suite 100, in Tustin, California. We are an FDA/GMP approved manufacturing facility. We maintain a current Device Manufacturing License issued by the State of California, Department of Health Services, Food and Drug Branch.
     YYB and JJB are engaged in the manufacture and distribution of over-the-counter and prescription pharmaceuticals in China. YYB is located in Tuman City, Jilin Province, PRC and JJB is located in Shangrao, Jiangxi Province, PRC. Together, YYB and JJB have over 130 licenses to produce pharmaceuticals in China.
     Both YYB’s and JJB’s manufacturing facilities have received Good Manufacturing Practice (“GMP”) certification. GMP is a term that is recognized worldwide for the control and management of manufacturing and quality control testing of pharmaceutical products. GMP requires that all manufacturing and testing equipment have been qualified as suitable for use, and that all operational methodologies and testing equipment and procedures (such as manufacturing, cleaning, and analytical testing) utilized in the drug manufacturing process has been validated (according to predetermined specifications), to demonstrate that they can perform their purported functions(s).
Regulation of AMDL
     Our products, to the extent they may be deemed medical devices or biologics, are governed by the Federal Food, Drug and Cosmetics Act and by the regulations promulgated there under by the U.S. FDA as well as the regulations of state agencies and various foreign governmental agencies in the jurisdictions where our products are distributed. We (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The FDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.
     We are subject to specific FDA rules applicable to in vitro diagnostic (“IVD”) products. Prior to marketing DR-70® in the United States, we are required to make a pre-market application as an immunology and microbiology device under the category “Tumor Associated Antigens Immunological Test System.” We are required to prove safety and efficacy and comply with specified labeling requirements for IVD products for human use. We must abide by the listing rules of the FDA when and if DR-70® is approved for sale in the United States. We have established our Quality System Regulation in accordance with applicable regulations and were inspected in August 2002 with no deficiencies noted. Our Quality System Regulation program contains applicable complaint provisions which meet the FDA’s requirements for Medical Device Reporting and we have experienced no incidents or complaints to date.

We also have implemented procedures for preventive and corrective action and changed our packing and shipping method once in 2002 to improve protection of our product.
     In September 2003, we submitted our application to the FDA under Section 510(k) of the Food, Drug and Cosmetic Act for approval of our intent to market DR-70® as an aid in monitoring patients with colorectal cancer. In January 2004, the FDA responded to our submission. The FDA identified deficiencies in our application and advised our consultant, Diagnostic Oncology CRO, Inc. (“DOCRO”) that based upon the data submitted to date, the FDA determined that the DR-70® kit was not substantially equivalent to any other device (e.g., CEA) which has gone through the 510(k) approval process. The FDA further advised that if we had data which we believe shows that the DR-70® kit has substantial equivalence, we could submit such additional information for the FDA’s consideration. In 2001, we submitted a new application to the FDA proposing that DR-70® be used in tandem with CEA in monitoring colorectal cancer patients and the FDA again issued a letter that the DR-70® kit was not substantially equivalent to CEA. On January 25, 2007, we had a meeting with the FDA to present an initial pre-IDE document which included a new introduction, literature review, proposed regulatory strategy and included detailed characterization studies of the capture antibody, detection antibody, antigen measured in colorectal serum and other information. We continue to supply information to the FDA; however, the response of the FDA to the new documentation cannot be anticipated and no assurances can be given that we will ever receive FDA clearance for the commercial sale of DR-70® in the United States. Furthermore, if FDA approval is granted, although the approval has no expiration date, if we are found in violation, the FDA may impose fines, terminate the approval or seize our products, at its discretion. In addition, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.
     In addition, each foreign jurisdiction may have separate and different approval requirements and processes. Our distribution agreements require our distributors to obtain the requisite approval and clearance in each jurisdiction in which they sell products. In our past experience, once a foreign approval is obtained, it is generally renewed on a periodic basis, annually or otherwise. In certain territories, distributors can sell under limited circumstances prior to approval and in other territories no formal approval is required. On December 20, 2000, the Medical Devices Agency of United Kingdom Department of Health issued a letter of no objection to the exportation of our DR-70® from the United States to the United Kingdom, allowing DR-70® to be sold in the United Kingdom.
     In July 1996, we filed a 510(k) Pre-market Notification with the FDA requesting approval to sell Pylori-Probe™ in the United States. In August 1998, we received clearance from the FDA to market in the United States the Pylori-Probe™ diagnostic kit. Pylori-Probe™ is not being sold by us. As another non-invasive test exists, the Company does not believe that the Pylori-Probe™ can be competitively marketed.
     In December 2003, we became CE compliant. Our DR-70® kit conforms to the essential requirements of the CE Mark, which is required to sell our product in the European Union (“EU”). The CE Mark is recognized around the world as an indication of quality practices and is referred to as the “Trade Passport to Europe” for non-EU products. As of January 2004 we became EN ISO 1345 compliant, which is important for sales internationally.
     In 2006, JPI submitted an application to the SFDA for approval to market the DR-70® test kit in China. The SFDA has begun the approval process with the DR-70® test kit undergoing standard product review by the Beijing Institute of Medical Device Quality Supervision and Inspection Center.
     In December 2006, Mercy Bio Technology Co., Ltd., our distributor in Taiwan, received Department of Health approval to market DR-70® in Taiwan.

AMDL’s Patents
     Our success depends, in part, on our ability to obtain United States and foreign patent protection for our products, preserve our trade secrets, and operate without infringing upon the proprietary rights of third parties. The United States Patent and Trademark Office has issued to us two patents which describe methods for measuring ring-shaped particles in extra-cellular fluid as a means for detecting cancer. Our patent for a method of detecting the tumors using ring shaped particles as a tumor marker was issued on October 17, 1995 and expires on October 17, 2012. Our patent for a method for detecting the presence of ring shaped particles as tumor markers was issued on June 3, 1997 and expires on June 3, 2014. We have three additional patent applications pending in the United States with respect to our methodology for the DR-70® tumor-markers as reliable indicators of the presence of cancer.
     In August 2001, we acquired intellectual property rights and an assignment of a US patent application covering a combination immunogene therapy technology for $2,000,000. The technology was purchased from Dr. Lung-Ji Chang, who developed it while at the University of Alberta, Edmonton, Canada. A U.S. patent was issued on May 4, 2004 and expires on April 9, 2017 and claims a gene therapy method for treating cancer using an expression vector comprising a gene encoding the B7-2 protein in combination with an additional modulating protein. We also filed a continuation patent application in 2004 on the immunogene therapy technology.
     On November 21, 2001, Singapore granted our patent containing claims to the combination immunogene therapy technology. Singapore is a “registration only” jurisdiction, which means that patent applications are not substantively reviewed prior to grant. However, the patent is enforceable in Singapore, but the validity of such patents is vetted in their courts.
     In early 2003, Australia granted us a patent for our humanized mouse model technology acquired from Dr. Chang. This technology is a research tool suitable for the evaluation of anti-human tumor immunity and the identification of immuno-modulating genes.
     On June 19, 2001, a United States patent was issued on a technology for evaluation of vaccines in animals which was also acquired from Dr. Chang. This patent expires on December 25, 2017.
     There can be no assurance however, that any additional patents will be issued to us, or that, if issued, the breadth or degree of protection of these patents will be adequate to protect our interests. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information or obtain access to our know-how. Further, there can be no assurance that others will not be issued patents which may prevent the sale of our test kits or require licensing and the payment of significant fees or royalties by us in order for us to be able to carry on our business. Finally, there can be no guarantee that any patents issued to or licensed by us will not be infringed by the products of others. Defense and prosecution of patent claims can be expensive and time consuming, even in those instances in which the outcome is favorable to us. If the outcome is adverse, it could subject us to significant liabilities to third parties, require us to obtain licenses from third parties or require us to cease research and development activities or sales.
Research and Development
     During the years ended December 31, 2006 and 2005, the Company spent $395,964 and $272,650, respectively, on research and development related to DR-70®. Included in the 2006 expense is $200,000 which was utilized to further research and development of DR-70® in China. During the 2007 fiscal year we expect to incur approximately $700,000 for research and development in furtherance of the FDA and SFDA applications for approval of DR-70®.
     JJB and YYB currently perform all of their own research and development activities on new products at their own facilities. JJB continually attempts to develop new products. Currently, JJB is researching and attempting to develop a liver cancer treatment, a bone growth stimulant and an antibiotic for the treatment of the urinary system. Each of these products will require an additional investment of funds before these products will be available for sale, assuming product licenses are obtained for their manufacture. YYB is attempting to develop products for the treatment of cardiovascular disease, treatments for cancer, and a healthy food series. For the years ended December 31, 2006 and 2005, respectively, JJB and YYB collectively spent approximately $1,230,000 and $587,000 on research and development of new products. During the next 12 months, JJB and YYB expect to incur approximately $800,000 and $450,000 respectively on the development of new products.
Competition
     We have only had limited sales of DR-70® to our distributors. We are dependent on our distributors’ financial ability to advertise and market DR-70® in those countries where we have distributors. A number of domestic and international companies are in indirect competition with us in all of these markets. Most of these companies are larger, more firmly established, have significant marketing and development budgets and have greater capital resources than us or our distributors. Therefore, there can be no assurance that we will be able to achieve and maintain a competitive position in the diagnostic test industry.
     Many major medical device manufacturers, including Abbott Diagnostics, Baxter Healthcare Corp., Beckman Diagnostics, Boehringer Mannheim, Centocor, Diagnostic Products Corporation, Bio-Rad Laboratories, Roche Diagnostic Systems, Sigma Diagnostics and others, are manufacturers or marketers of other diagnostic products. We are not aware of any efforts currently being devoted to development of products such as DR-70®; however, there can be no assurance that such efforts are not being undertaken without our knowledge. We believe that most of the diagnostic products currently manufactured by other companies are complementary to DR-70®. Moreover, such companies could develop products similar to our products and they may be more successful than us in marketing and manufacturing their products. In addition, there are a number of new technologies in various stages of development at the National Institute of Health, university research centers and at other companies for the detection of various types of cancers, e.g., identification of proteomic patterns in blood serum that distinguishes benign from cancerous conditions, which may compete with our product.
JADE PHARMACEUTICAL INC.
Overview of JPI’s Business
     Prior to the acquisition, Jade Capital Group Limited, a British Virgin Islands corporation (“Jade”), was the owner of 100% of the outstanding capital stock of Jade Pharmaceutical Inc., a British Virgin Islands corporation (“JPI”). JPI has two (2) wholly-owned People’s Republic of China (“PRC” or “China”) based subsidiaries, Yangbian Yiqiao Bio-Chemical Pharmacy Company Limited (“YYB”) and Jiangxi Jiezhong Bio-Chemical Pharmacy Company Limited (“JJB”). Jade acquired businesses conducted by YYB and JJB, respectively, by acquiring all of the outstanding capital stock of YYB between June and September of 2005, and certain assets and liabilities of JiangXi Shangrao KangDa Biochemical Pharmacy Co. Ltd. (“Kangda,” the predecessor to JJB) in September 2005. Jade formed JPI to reorganize JJB and YYB under one company separate from Jade and to facilitate the sale of these entities to AMDL. Both JJB and YYB are wholly-foreign owned enterprises (“WFOEs”). WFOEs are limited liability companies established under PRC Company Law that are exclusively owned by foreign investors. WFOEs are used, among other things, to enable local China based entities to carry on business in China, rather than operate in a representative capacity; to acquire land use certificates to own and operate facilities in China; employ persons in China and to hold intellectual property rights; to protect intellectual property and proprietary technology; and to issue invoices to their customers in Renminbi and record revenues in Renminbi, but convert the profits into U.S. dollars for distribution to their parent company outside China. There are also potential disadvantages of operating as a WFOE, including, but not limited to, unlimited liability claims arising from the operations in China and potentially less favorable treatment from governmental agencies than would be afforded to those operating with a Chinese partner.

Chinese Regulation
     Pursuant to Article 9 of the Law of the PRC on Pharmaceutical Administration, pharmaceutical manufacturing enterprises must organize production according to the statutory Administrative Criteria on Quality of Pharmaceuticals formulated by the supervisory and administrative departments in charge of pharmaceuticals of the State Council. The supervisory and administrative departments issue a Good Manufacturing Practices Certificate to enterprises that meet the requirements of the Law. Both JJB and YYB facilities have been issued the GMP certificates necessary to conduct the current manufacturing operations at their respective facilities.
     In addition, under Article 31 of the Law of the PRC on Pharmaceutical Administration, each entity manufacturing pharmaceuticals must receive the approval of the supervisory and administrative departments in charge of pharmaceuticals of the State Council and receive a serial approval number to manufacture a specific pharmaceutical. Both JJB and YYB have product licenses to manufacture all of the products currently being manufactured by them. Both JJB and YYB are also subject to the Food Sanitation Law providing standards in sanitation for the consumption or injection of foods.
JJB and its Products
     JJB is located in Shangrao, Jian Province, PRC and has land use certificate rights to approximately 24 acres of land. JJB owns a 250,000 square foot manufacturing facility at which it manufactures prescription and over the counter pharmaceuticals and injectibles. The facility has received three GMP Certificates, one for large volume parenteral solutions (December 26, 2000), one for small volume parenteral solutions (January 27, 2003) and one for tablets, tinctures and other products for external use (July 27, 2005). JJB has 52 production licenses for large volume injection fluids, small volume injection fluids, tablets and tinctures and related products.
     JJB’s primary products in the large volume injectible category are: Glucose injection, Glucose and Sodium Chloride injection, Sodium Chloride injection, Metroniadazole injection, Metroniadazole and Glucose injection, Destran 40 Glucose injection and Heartleaf Houttuynia Herb Extracts injection. JJB’s facility has the capability to produce up to 18 million bottles of large volume injection fluids annually.
     JJB’s primary products in the small volume injectible category are: Human Placental Extracts injection, Heartleaf Houttuynia Herb Extracts injection, Chrondroitin Sulfate injection, Amikacin Sulfate injection, Muscle injection, Glucose injection Ribavirin injection and Gentamycin Sulfate injection. JJB’s facility has the ability to produce 70 million bottles of small volume injection fluids annually.
     JJB’s primary products in the tablet category are: Metroniadazole tablets, Domponidone tablets, Piracetam tablets, Inosine tablets, Oryzanol tablets and compound Benzoic Acid and Camphor Solutions tablets. JJB’s facility has the ability to product 1.5 billion tablets annually.
     JJB has three licenses for tinctures and the principal product is compound Benzoic Acid.
     Sales of JJB’s products are approximately 40% over the counter and 60% to institutional or hospital customers. JJB employs regional sales managers and over three hundred sales representatives who contact distributors throughout China. There are eighteen distributors who purchase product from JJB. Distributors have the right to return unsold product and returns have historically averaged about 2% of sales.
     In 2006, JJB executed a Memorandum of Understanding (“MOU”) with Jiangxi Baikang Medicine Co., Ltd. (“JBM”) for a distribution arrangement for product distribution in China for various existing and to-be-developed JJB products. As part of the initial phase, JBM will transfer the product license and manufacturing licenses four new drugs including Marine and Sodium Chloride Injection, Lomefloxacin Aspartate Injection, Lysine Hydrochloride Glucose Injection and Omeprazole Sodium for injection) and two generic medicine (including Roxithromycin capsule and Levofloxacin capsule).
     In 2007, JPI intends to also engage in direct distribution of pharmaceutical products by opening retail outlets to be known as “Jiexhong Healthy Supermarkets.” JJB purchases its raw materials from more than one hundred small suppliers from all parts of China. No raw materials are imported and no finished goods are exported. There are numerous suppliers for all of JJB’s raw materials, packaging and paper products. Inventories of raw materials and finished goods are kept at low levels and are stored consistent with Good Manufacturing Practices Standards.
     JJB has no significant licensing, royalty or other similar agreements or labor contracts other than standard individual employments contracts with all of JJB’s employees, which is customary in China.
YYB and its Products
     YYB is located in Tuman City, Jilin Province, PRC and has land use certificate rights to approximately 3.45 acres of land. YYB owns a 150,000 square foot manufacturing facility. YYB received a GMP Certificate for tablets, capsules and mixtures on December 3, 2004.
     YYB has 86 product licenses. The following is a list of YYB’s principal products: Gu Yian Ling Pian, Diaitamin Calcium Hydrogen Phosphate and Lysine tablets; Compound Gentian and Sodium Bicarbonate tablets, Compound Paracetamol and Amantadine Hydrochloride capsules, Bear Bile tablets, Promethazine and Bile tablets, Compound Declofenac Sodium and Chlorphenamine Maleate tablets, Paracetamol Caffein, Artificial Cow bezoar and Chlorphenamine Maleate Tablets, Paracetamol Caffein, Artificial Cow-bezoar and Chlorphenamine Maleate Capsules, Trivitamin and Calcium Gluconate Calcium Hydrogen Phosphate Chewable Tablets, Calcium Hydrogen Phosphate Chewable tablets, Fenbufen capsules, Nan Bao capsules, Rhizoma Gastrodiane capsules, and Bererine Hydrochloride tablets. YYB’s plant facility was renovated and new manufacturing facilities were completed in July 2005. YYB’s facilities have the capacity to produce more than an aggregate of one billion tablets and capsules per year.
     YYB has established a multi-level marketing program of approximately forty sales managers and engages over 1,000 sales representatives who act as individual marketers of YYB’s products. YYB also has eight distributors. 60% of YYB’s product are sold over the counter and 40% are sold to institutional or hospital customers.
     As in the case of JJB, YYB uses more than two hundred small suppliers. No raw materials are imported and no finished goods are exported. Raw materials are stored at the facility in burlap and plastic containers and a two month supply of raw materials is kept on average.
Marketing, Sales and Distribution
     Both JJB and YYB are developing educational programs for hospitals, doctors, clinics and distributors with respect to JJB and YYB’s product lines. These educational programs are intended to improve sales and promotion of JJB and YYB’s products. Both JJB and YYB sell to hospitals, retail stores and distributors who act as agents. One primary distributor has 29 retail outlets throughout the PRC. In addition, JJB and YYB have a dedicated sakes team that manages its own direct sales force and retail outlets all over China.
     As JJB and YYB’s resources permit, both JJB and YYB anticipate expanding their current domestic Chinese distribution beyond the cities in which they currently sell through the utilization of new distribution firms in regions currently not covered.

Competition
     JJB and YYB compete with different companies in different therapeutic categories. For example, with regard to large and small volume injection fluids, JJB primarily competes with Jiangxi Zhuhu Pharmaceutical Company, located in Jiangxi Province, and Jiangxi Pharmaceutical Company, located in Jiangxi Province.
     The manufacture of large and small volume injection fluids, small volume injection fluids, tablets and tinctures and related product include generics, over-the-counter and supplement pharmacy products. There are at least 70 companies in China approved by the SFDA to manufacture large and small volume injection fluids. JJB competes with numerous companies for distribution of JJB’s tablets as these are common over the counter pharmaceuticals. YYB completes primarily with twenty other companies similar to YYB who are licensed to sell herbal extracts throughout the PRC and Asia. We share the same markets in China as American Oriental Bioengineering, Inc., Tiens Biotech Group, China Medical Technologies and other companies. Most of these companies are larger, more established and have significant marketing and development budgets and have greater capital resources than us. Therefore, there can be no assurance that we will be able to achieve and maintain a competitive position in this market.
Research and Development
     JJB and YYB currently perform all of their own research and development activities on new products at their own facilities. In the past, JJB and YYB entered into joint research and development agreements with outside research institutes, but all of the prior joint research agreements have expired.
     JJB continually attempts to develop new products. For the years ended December 31, 2006 and 2005, JJB spent approximately $770,000 and $437,000, respectively, on research and development of new products. Currently, JJB is researching and attempting to develop a liver cancer treatment, a bone growth stimulant and an antibiotic for the treatment of urinary system. Each of these products will require an additional investment of funds before these products will be available for sale, assuming product licenses are obtained for their manufacture. JJB expects to spend approximately $800,000 during the next 12 months on the development of new products.
     For the years ended December 31, 2006 and 2005, YYB spent approximately $430,000 and $150,000, respectively, on research and development of new products to supplement its herbal extract lines. YYB is attempting to develop products in the following categories: treatment of cardiovascular disease, treatments for cancer, and a healthy food series. YYB expects to spend approximately $450,000 during the next 12 months on the development of new products.
RISK FACTORS
     This offering involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus and the documents incorporated by reference into this prospectus, in evaluating an investment in our common stock.
Limited product development activities; our product development efforts may not result in commercial products.
     We intend to continue to pursue FDA and SFDA approval of DR-70® and licensing of our combination immunogene therapy technology. Due to limited cash resources, we cannot develop additional products at this time. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:
•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the FDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.
     Of course, there may be other factors that prevent us from marketing a product including, but not limited to, our limited cash resources. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.
     Our cash position as of June 15, 2007 of approximately $2,850,000 is not sufficient to conduct significant clinical trials and to market our products internationally by ourselves. With or without additional financing (or cash generated from our pharmaceutical operations in China), we will likely engage outside distributors and license our products to others, although there can be no assurances that our products can be successfully licensed.
Operations in China
     JJB and YYB operate as WFOEs in the PRC. Risks associated with operating as a WFOE include unlimited liability for claims arising from operations in China and potentially less favorable treatment from governmental agencies in China than JJB and YYB would receive if JJB and YYB operated through a joint venture with a Chinese partner.
     JJB and YYB are subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in China and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law. Compliance with changes in law may require the Company to incur additional expenditures which could have a material impact on the Company’s consolidated financial position, results of operations and cash flows.
     The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. Historically, the Chinese government has benchmarked the RMB exchange ratio against the United States dollar, thereby mitigating the associated foreign currency exchange rate fluctuation risk; however, no assurances can be given that the risks related to currency deviations of the RMB will not increase in the future. Additionally, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.

We may not be able to continue to operate our business if we are unable to attract additional operating capital.
     The current level of revenues from the sale of DR-70® kits to our distributors and sales of our OEM products and JPI’s operations are not sufficient to finance our operations on a long-term basis. Currently, JPI’s operations do not produce sufficient cash to offset the cash drain of the FDA approval process for DR-70® and our other general operating expenses. Accordingly, our business and operations are substantially dependent on our ability to raise additional working capital to finance the costs of FDA approval of DR-70® in the U.S. and SFDA in China, supply additional working capital to JPI for expansion of manufacturing capabilities for new and existing products and to fund ongoing general and administrative expenses of our business. See the Risk Factors related to the business of JPI, above.
     At June 15, 2007, the Company had cash on hand of approximately $2,850,000 and cash is being depleted at the rate of approximately $330,000 per month. Assuming (i) the current level of revenue from the sale of DR-70® kits does not increase in the near future, (ii) the Company does not require new cancer samples to satisfy the FDA concerns on its pending 510(k) application, (iii) the Company does not conduct any full scale clinical trials for DR-70 ® or its combination immunogene therapy technology in the US or China, (iv) JPI generates sufficient cash to meet or exceed its cash requirements, and (v) no outstanding warrants are exercised, the amount of cash on hand is expected to be sufficient to meet the Company’s projected operating expenses through March 31, 2008.
     We have warrants outstanding that are currently exercisable for up to an aggregate of 3,861,341 shares of our common stock at a weighted-average exercise price of $4.05 per share. Included within that amount are three-year warrants to purchase a total of 367,137 shares which were issued at an average exercise price of $5.51 in our December 2006 private placement, the exercise price of which is significantly above our current market price and warrants to purchase 1,218,372 shares of common stock at an exercise price of $3.68 per share. In addition, any future equity financing may involve substantial dilution to our stockholders.
Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.
     We conduct research and clinical trials and we manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the FDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration) and the SFDA in China as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The FDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.
FDA approval for marketing DR-70 ® is not assured.
     Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. Then, in May 2002, we decided to begin the FDA process for approval of our DR-70® kit as an aid in monitoring patients with colorectal cancer. The FDA advised us in January 2004 on our first application that the DR-70® test data submitted to date does not demonstrate substantial equivalence to a previously approved device, which is necessary for approval of a 510(k) pre-market notification for DR-70® as an aid in monitoring patients with colorectal cancer. We also received a not substantially equivalent letter from the FDA in June 2005 on our second application for 510(k) approval for use of DR-70® as an adjunct to CEA for monitoring patients with colorectal cancer. On January 25, 2007, we had a meeting with the FDA to present an initial pre-IDE document which included a new introduction, literature review, proposed regulatory strategy and included detailed characterization studies of the capture antibody, detection antibody, antigen measured in colorectal serum and other information. We continue to supply information to the FDA; however, the response of the FDA to our new documentation cannot be anticipated and no assurances can be given that we will ever receive FDA clearance for the commercial sale of DR-70® in the United States. Furthermore, if FDA approval is granted, although the approval has no expiration date, if we are found in violation, the FDA may impose fines, terminate the approval or seize our products, at its discretion. In addition, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.
SFDA approval for marketing DR-70 ® is not assured.
     During the year, JPI submitted an application with the SFDA for approval to market the DR-70® test kit in China. The SFDA has begun the approval process with the DR-70® test kit undergoing standard product review by the Beijing Institute of Medical Device Quality Supervision and Inspection Center.
     We have not yet received a response from the SFDA. The response of the SFDA to our submission cannot be anticipated and no assurances can be given that we will ever receive SFDA clearance for the commercial sale of DR-70® in China. If SFDA approval is granted, and if we are found in violation, the SFDA may impose fines, terminate the approval or seize our products, at its discretion.
Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the combination immunogene therapy technology.
     We are engaged in litigation with AcuVector Group, Inc. in the Court of Queen’s Bench in Edmonton, Alberta, Canada over the combination immunogene therapy technology we purchased from Dr. Chang in 2001. AcuVector, a former licensee of Dr. Chang, claims that the terminated license agreement is still in effect. AcuVector is seeking substantial damages and injunctive relief against Dr. Chang and CDN$20,000,000 in damages against us for alleged interference with the relationship between Dr. Chang and AcuVector. The claim for injunctive relief seeks to establish that the AcuVector license agreement with Dr. Chang is still in effect. The Company performed extensive due diligence at the time of acquisition of the technology, but the case is still in the early stages of discovery.
     We are also defending a companion case filed in the same court by the Governors of the University of Alberta against us and Dr. Chang. The University of Alberta claims, among other things, that Dr. Chang failed to remit the payment of the University’s portion of the monies paid by us to Dr. Chang for the combination immunogene technology purchased by us from Dr. Chang in 2001. In addition to other claims against Dr. Chang relating to other technologies developed by him while at the University, the University also claims that we conspired with Dr. Chang and interfered with the University’s contractual relations under certain agreements with Dr. Chang, thereby damaging the University in an amount which is unknown to the University at this time. The University has not claimed that AMDL is not the owner of the combination immunogene therapy technology, just that the University has an equitable interest therein or the revenues therefrom.
     Accordingly, if either AcuVector and/or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired.

The value of intangible assets may not be equal to their carrying values.
     One of our intangible assets includes the combination immunogene therapy technology, which we purchased from Dr. Chang in August 2001. We also purchased certain intangible assets in our acquisition of JPI. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, we periodically are required to evaluate the carrying value of such intangibles, including the related amortization periods. Whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable, we determine whether there has been an impairment by comparing the anticipated undiscounted cash flows from the operation and eventual disposition of the product line with its carrying value. If the undiscounted cash flows are less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each intangible asset with its fair value. Fair value is generally based on either a discounted cash flows analysis or market analysis. Future operating income is based on various assumptions, including regulatory approvals, patents being granted, and the type and nature of competing products. Patent approval for eight original claims related to the combination immunogene therapy technology was obtained in May 2004 and a continuation patent application was filed in 2004 for a number of additional claims. No regulatory approval has been requested for our combination immunogene therapy technology and we do not have the funds to conduct the clinical trials which would be required to obtain regulatory approval for our combination immunogene therapy technology. Accordingly, we are seeking a strategic partner to license the combination immunogene therapy technology from us. If we cannot attract a large pharmaceutical company to license our combination immunogene therapy technology and conduct the trials required to obtain regulatory approval, or if regulatory approvals or patents are not obtained or are substantially delayed, or other competing technologies are developed and obtain general market acceptance, or market conditions otherwise change, our combination immunogene therapy and other intangible technology may have a substantially reduced value, which could be material. As intangible assets represent a substantial portion of assets in our consolidated balance sheet, any substantial deterioration of value would significantly impact our reported consolidated financial position and our reported consolidated operating results.
If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.
     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents.
We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.
     We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors’ market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.
We are reliant on a few customers and our distributors for sales of our products.
     Prior to the acquisition of JPI, virtually all of our operating revenues have come from sales to two distributors in foreign countries of DR-70® kits and from sales to a few domestic customers of our OEM products. For the year ended December 31, 2006, 3% of our revenues were derived from sales of DR-70® and we had only nominal sales of our OEM products. Historically, we have not received any substantial orders from any of our customers or distributors of DR-70® or our OEM products. Moreover, none of our distributors or customers is contractually required to buy any specific number of DR-70® kits or OEM products from us. Accordingly, based upon this fact, historical sales, and the uncertainty of FDA approval for sale of DR-70® in the United States, any projection of future orders or sales of DR-70® kits or OEM products is unreliable. In addition, the amount of our products purchased by our distributors or customers can be adversely affected by a number of factors, including their budget cycles and the amount of funds available to them for product promotion and marketing.
We are subject to risks associated with our foreign distributors.
     Our business strategy includes the continued dependence on foreign distributors for our DR-70® product and local distributors in China for JPI’s products. To date, we have not been successful in generating a significant increase in sales for DR-70® through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates, (ii) compliance with local laws and other regulatory requirements, (iii) restrictions on the repatriation of funds, (iv) inflationary conditions, (v) political and economic instability, (vi) war or other hostilities, (vii) overlap of tax structures, and (viii) expropriation or nationalization of assets. The inability to effectively manage these and other risks could adversely affect our business.
We do not intend to pay dividends on our common stock in the foreseeable future.
     We currently intend to retain any earnings to support our growth strategy and do not anticipate paying dividends in the foreseeable future.
If we fail to comply with the rules under the Sarbanes-Oxley Act related to accounting controls and procedures or if material weaknesses or other deficiencies are discovered in our internal accounting procedures, our stock price could decline significantly.
     Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. When we become subject to Section 404, we will be required to begin the process of documenting and testing our internal control procedures, and we may identify material weaknesses in our internal control over financial reporting and other deficiencies. If material weaknesses and deficiencies are detected, it could cause investors to lose confidence in our Company and result in a decline in our stock price. In addition, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.
Loss of our AMEX listing could adversely affect the marketability and price of our shares.
     We are not currently in compliance with the standards for continued listing on AMEX, although AMEX has not yet taken any action to delist our securities. Unless we meet the standards for continued listing, AMEX could at any time (i) commence a proceeding to delist our securities, or (ii) include us in the list of companies that are not in compliance with AMEX’s continued listing standards and require that the indicator “.BC” be added as an extension to our symbol which will be transmitted with any quotation or trade of our shares. In June 2006, we submitted a plan to become compliant with AMEX’s continued listing standards which plan included the acquisition of JPI. The JPI acquisition closed on September 28, 2006. On November 10, 2006 AMEX advised the Company that the plan period would remain open until the Company has been able to demonstrate compliance with the continued listing standards for two consecutive fiscal quarters. Accordingly, AMEX has not yet issued its final letter stating that we are in compliance with the Continued Listing Standards. Delisting from AMEX may impact our ability to raise capital in the future. The loss of listing on AMEX could adversely affect the marketability and/or price of our shares because some brokers and other traders might refrain from purchasing or trading our shares if we were delisted or if they perceived that a delisting might occur in the near future. Additionally, delisting from AMEX may adversely impact our ability to raise capital in the future.
Our stock price is volatile, which could adversely affect your investment.
     Our stock price, like that of other cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:
•	clinical trial results;

•	product development announcements by us or our competitors;

•	regulatory matters;

•	announcements in the scientific and research community;

•	intellectual property and legal matters;

•	broader industry and market trends unrelated to our performance; and

•	economic markets in Asia
     In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.
We have limited product liability insurance
     We currently produce products for clinical studies and for investigational purposes. We are producing our products in commercial sale quantities, which will increase as we receive various regulatory approvals in the future. There can be no assurance, however, that users will not claim that effects other than those intended may result from our products, including, but not limited to claims alleged to be related to incorrect diagnoses leading to improper or lack of treatment in reliance on test results. In the event that liability claims arise out of allegations of defects in the design or manufacture of our products, one or more claims for damages may require the expenditure of funds in defense of such claims or one or more substantial awards of damages against us, and may have a material adverse effect on us by reason of our inability to defend against or pay such claims. We carry product liability insurance for any such claims, but only in an amount equal to $2,000,000 per occurrence $2,000,000 aggregate liability, which may be insufficient to cover all claims that may be made against us.
USE OF PROCEEDS
     We will not receive any of the proceeds from sales of common stock by any selling stockholder. We will receive gross proceeds of up to approximately $4,940,000 from the exercise of the warrants to purchase 1,343,337 shares of common stock if and when the warrants held by the selling stockholders are exercised. We intend to use the proceeds from the exercise of the warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised. Neither the issuance of the common stock to the selling stockholders upon the exercise of the warrants nor the transfer of the warrants is part of this offering.
DETERMINATION OF OFFERING PRICE
     This offering is being made solely to allow the selling stockholders to offer and sell shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock, as quoted on the American Stock Exchange on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.
SELLING STOCKHOLDERS
     This prospectus relates to the offering and sale, from time to time, of up to 3,713,993 shares of our common stock by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.
     The following table sets forth certain information known to us, as of June 15, 2007, and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholders. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. It also assumes that each of the stockholders who have warrants exercises all of such warrants and sells all of the shares issued upon exercise thereof. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares beneficially		Number of
	owned as of		shares being	Shares beneficially
	June 15, 2007		Offered	owned after offering(1)
Name of beneficial owner	Number	Percentage		Number	Percentage
Raymond Cormier(2)	114,895	*	90,000	24,895	*
Patrick Horgan	30,000	*	30,000	0	0
Michael Ullman	29,943	*	29,943	0	0
John J. Connors	35,715	*	35,715	0	0
James Walsh	8,984	*	8,984	0	0
Michael J. and Doris E. Horgan	21,429	*	21,429	0	0
Alpha Capital Anstalt(3)	218,493	1.7%	150,000	68,493	*
Yvon Cormier	570,000	4.5%	570,000	0	0
Laurence R. and Lori R. Turel(4)	47,600	*	25,500	22,100	*
Martin Lowenthal(5)	87,430	*	37,430	50,000	*
Arthur P. Bergeron(6)	38,096	*	28,572	9,524	*
Carrie J. Ricci	30,000	*	30,000	0	*
Robert Bishop	75,716	*	75,716	0	0
Noble Securities Holding, Ltd. (7)	340,000	2.7%	300,000	40,000	*
Noble Consultants Ltd.(8)	186,000	1.5%	30,000	156,000	1.2%
Peter K. Rentrop	45,000	*	45,000	0	0
Bear Stearns C/F Raymond Y. Cormier(9)	75,000	*	75,000	0	0
Gerald Esposito	15,000	*	15,000	0	0
AS Capital Partners, LLC(10)	40,000	*	30,000	10,000	*
Gemini Master Fund Ltd.(11)	416,356	3.3%	375,000	41,356	*
Eisenberger Investments(12)	45,448	*	15,000	30,448	*
David Herzog(13)	67,500	*	30,000	37,500	*
Akros Capital Fund, LP(14)	30,000	*	30,000	0	0

	Shares beneficially		Number of
	owned as of		shares being	Shares beneficially
	June 15, 2007		Offered	owned after offering(1)
Name of beneficial owner	Number	Percentage		Number	Percentage
David Herzog HPB, Inc.	30,000	*	30,000	0	0
Cranshire Capital, LP(15)	88,393	*	57,143	31,250	*
Galileo Asset Management, S.A.(16)	262,272	2.2%	162,842	99,430	*
Benjamin Brower	10,832	*	10,832	0	0
J. H. Darbie & Co.(17)	9,668	*	5,541	4,127	*
Gary Madrid	18,750	*	18,750	0	0
Brookstreet Securities Corporation(18)	6,250	*	6,250	0	0
Credit Suisse Client Nominees (UK) Limited FBO RAB Special Situations (Master) Fund Limited(19)	838,094	6.4%	838,094	0	0
Whalehaven Capital Fund Limited(20)	83,108	*	83,108	0	0
Chestnut Ridge Partners, LP(21)	83,108	*	83,108	0	0
Boston Financial Partners(22)	741,714	5.7%	120,000	621,714	4.8%
First International Capital Group, Ltd.(23)	401,980	3.1%	150,000	251,980	2.0%
Material Events, LLC(24)	30,000	*	30,000	0	0
San Rafael Consulting Group(25)	20,000	*	20,000	0	0
Watch Hill Investments, Inc.(26)	12,500	*	12,500	0	0
Robe Joe, Inc.(27)	7,500	*	7,500	0	0

*	Less than 1%

(1)	Assumes all shares offered hereby are sold.

(2)	Includes 5,000 shares of common stock and warrants to purchase 19,895 shares of common stock previously issued and outstanding.

(3)	Konrad Ackerman, Director, has sole voting and investment power with respect to these shares. Includes warrants to purchase 68,493 shares of common stock previously issued and outstanding.

(4)	Includes warrants to purchase 11,050 shares of common stock previously issued and outstanding.

(5)	Includes warrants to purchase 30,000 shares of common stock previously issued and outstanding.

(6)	Includes warrants to purchase 20,000 shares of common stock owned by the Arthur P. Bergeron and Co. Profit Sharing Plan and warrants to purchase 9,524 shares of common stock previously issued and outstanding in his own name.

(7)	Don Scholar, Branch Manager of Noble Group, Ltd. has sole investment and voting power with respect to these shares. Includes warrants to purchase 40,000 shares of common stock previously issued and outstanding.

(8)	Mary Scholar, sole stockholder, has sole investment and voting power with respect to these shares. Includes warrants to purchase 140,000 shares of common stock previously issued and outstanding.

(9)	Does not include the shares and warrants to purchase the shares held by Mr. Cormier in his own individual name.

(10)	Michael Coughlin, Chief Financial Officer has voting and investment power with respect to these shares. Includes warrants to purchase 10,000 shares of common stock previously issued and outstanding.

(11)	Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd. and Mr. Steven Winters is the sole managing member of Gemini Strategies, LLC. Each of Gemini Strategies, LLC and Mr. Winters disclaims any equitable or beneficial ownership of such securities. Includes warrants to purchase 41,356 shares of common stock previously issued and outstanding.

(12)	Stuart Eisenberger, sole owner, has sole investment and voting power over these shares. Includes 20,000 shares of common stock and warrants to purchase 10,448 shares of common stock previously issued and outstanding.

(13)	Includes warrants to purchase 17,500 shares of common stock previously issued and outstanding, but does not include any shares owned by David Herzog HPB, Inc.

(14)	Brady T. Lipp, Managing Principal, has voting and investment power with respect to these shares.

(15)	Mitchell R. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P. has sole voting and investment control with respect to these shares. Includes warrants to purchase 31,250 shares of common stock previously issued and outstanding. (16) Marie-Christine Wright, Director and beneficial owner, has sole voting and investment power with respect to these shares. Includes previously issued and outstanding warrants to purchase 98,430 shares of common stock.

(17)	Robert Rabinowitz, President and Director, has voting and investment power with respect to these shares. Includes previously issued and outstanding warrants to purchase 4,127 shares.

(18)	Stanley Brooks, President and principal stockholder, has voting and investment control with respect to these shares.

(19)	Philip Richards, principal of RAB Special Situations (Master) Fund Limited, has voting and investment power with respect to these shares. Includes warrants to purchase 100,000 shares of common stock previously issued and outstanding.

(20)	Kenneth Pasternak, the Managing Member of the General Partner of Chestnut Ridge Partners, LP, has sole voting and investment control with respect to these shares.

(21)	Michael Finkelstein, Investment Manager, Arthur Jones, Director, Trevor Williams, Director, and Marco Westfield, Director, have voting an investment control with respect to these shares.

(22)	Thomas Brazil, President and beneficial owner, has sole investment power with respect to these shares. Includes 301,600 shares of common stock and warrants to purchase an aggregate of 320,114 shares of common stock previously issued and outstanding. (23) Mr. Benjamin Levi, attorney and beneficial owner, has sole voting and investment power with respect to these shares.

(24)	Coleman Flaherty, the manager and sole member, has voting and investment power with respect to these shares.

(25)	Isabel Wright, Director and Managing Member, has sole voting and investment power with respect to these shares.

(26)	Norman Carey, President and beneficial owner, has sole voting and investment power with respect to these shares.

(27)	Joseph Shamah, President and beneficial owner, has sole voting and investment power with respect to these shares.
            In our April 2007 private offering, three of the selling shareholders listed above, Galileo Asset Management, S. A., Arjent Limited and Securities Network, LLC, acted as our placement agents, for which they or their assignees received, in addition to cash compensation equal to 10% of the purchase price of our securities sold by them, collectively warrants to purchase an aggregate of 144,362 shares of our common stock. They will also receive a cash commission of 6% percent upon exercise of the warrants issued to the purchasers in that private placement. Galileo Asset Management, S.A., also received a non-accountable expense allowance equal to 3% of the purchase price of the securities sold in the offering. Galileo Asset Management, S.A. has also acted as a placement agent in a number of prior offerings of our securities. Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with our company or any of its subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown.
            The selling stockholders will sell their shares in one or more market transactions on the American Stock Exchange or in privately negotiated transactions at standard terms, including commissions at market rates for similar transactions.

PLAN OF DISTRIBUTION
     Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. Each selling stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may sell the shares being offered hereby: (i) on the American Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices or by a combination of such methods of sale.
     Any broker-dealer participating in such transactions as agent may receive commissions from each selling stockholder (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by each selling stockholder. Broker-dealers may agree with each selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for each selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to each selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.
     Each selling stockholder and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. Each selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.
DESCRIPTION OF SECURITIES
     On September 28, 2006, our stockholders approved proposals to amend our Certificate of Incorporation to (i) increase the number of authorized shares of common stock from 50,000,000 to 100,000,000, (ii) increase the number of authorized shares of preferred stock from 10,000,000 to 25,000,000, and (iii) reverse split the outstanding shares of our common stock on a not less than one-for-three and no more than a one-for-ten basis, subject to the discretion of the board of directors to determine the exact ratio of the reverse split. The reverse split was effected at 12:01 a.m. EST on September 28, 2006 on a one-for-five basis. The reverse split of the outstanding stock increased the theoretical trading price of our stock as of the effective time of the charter amendment and the closing of the stock purchase agreement with JPI to $3.00 per share, thus meeting the American Stock Exchange listing standard requiring the trading price of our stock to be at least $3.00 per share as of the closing of the acquisition of JPI.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed upon by Bryan Cave LLP, Irvine, California.
EXPERTS
     Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2006 have been audited by KMJ/Corbin & Company LLP, an independent registered public accounting firm, and have been incorporated in this prospectus by reference in reliance upon the report of KMJ/Corbin & Company LLP pertaining to such financial statements and upon the authority of such firm as experts in auditing and accounting.

AVAILABLE INFORMATION
     We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at: 100 F Street N.E., Room 1580, Washington, DC 20549. You should call (202) 551-8090 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including AMDL) may be found. In addition, such material concerning the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
     This prospectus is part of a registration statement filed with the SEC. The registration statement contains more information than this prospectus regarding our company and its common stock, including certain exhibits filed. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.
•	Amendment No. 1 to Annual Report on Form 10-KSB/A filed June 21, 2007

•	Current Report on Form 8-K filed June 5, 2007

•	Quarterly Report on Form 10-QSB filed May 21, 2007

•	Current Report on Form 8-K filed May 7, 2007

•	Annual Report on Form 10-KSB for the year ended December 31, 2006 filed April 14, 2007

•	Current Report on Form 8-K/A filed December 22, 2006

•	Quarterly Report on Form 10-QSB filed November 14, 2006

•	Current Report on Form 8-K filed September 29, 2006

•	Current Report on Form 8-K filed August 22, 2006

•	Amended Form 10-QSB for the quarterly period ended June 30, 2006 filed August 16, 2006

•	Form 10-QSB for the quarterly period ended June 30, 2006 filed August 14, 2006

•	Additional definitive proxy soliciting materials filed August 11, 2006

•	Amended Current Report on Form 8-K/A filed July 28, 2006

•	Additional definitive proxy soliciting materials filed July 28, 2006

•	Current Report on Form 8-K filed July 27, 2006

•	Additional definitive proxy soliciting materials filed July 27, 2006

•	Current Report on Form 8-K filed July 24, 2006

•	Revised definitive proxy soliciting materials filed July 17, 2006

•	Proxy statement filed July 3, 2006

•	The description of the Company’s common stock contained in its Registration Statement on Form 8-A filed September 21, 2001
     We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: AMDL, Inc., 2492 Walnut Avenue, Suite 100, Tustin, California 92780-7039, Attention: Gary L. Dreher, Chief Executive Officer, Telephone (714) 505-4460.

PART II
INFORMATION NOT REQUIRED
IN PROSPECTUS
Item 14. Itemized Statement of Expenses.
     The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration Fee	$402
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	10,000
Printing Fees and Expenses	500
Miscellaneous	500

Total	$26,402

Item 15. Indemnification of Directors and Officers.
     Delaware law and AMDL’s certificate of incorporation and bylaws provide that AMDL shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.
     AMDL’s directors, officers, agents and employees are entitled to indemnification by each of the Selling Stockholders against any losses arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this registration statement and the prospectus contained herein made in reliance upon written information furnished to AMDL by such Selling Stockholder for use in this registration statement or the prospectus.
     AMDL has also entered into indemnification agreements with its directors whereby AMDL has agreed to indemnify and hold them harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to AMDL to the maximum extent permitted by Delaware law. AMDL believes that these agreements are necessary to attract and retain qualified persons as directors and executive officers.
     AMDL also maintains a directors and officers insurance policy with aggregate limits of $2,000,000 pursuant to which directors and officers of the company are insured against liability for certain actions in their capacity as directors and officers.
Item 16. Exhibits.
The exhibits to this registration statement are listed in the Index to Exhibits on Page II-4.
Item 17. Undertakings.
(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
© Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California on June 21, 2007.

AMDL, INC.
By:	/s/ Gary L. Dreher
Gary L. Dreher, President

POWER OF ATTORNEY
     Each director whose signature appears below constitutes and appoints Gary L. Dreher, his true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting onto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on June 21, 2007.

Signature	Title

/s/ Gary L. Dreher GARY L. DREHER	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Akio Ariura AKIO ARIURA	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Douglas C. MacLellan DOUGLAS C. MACLELLAN	Director

/s/ Edward R. Arquilla EDWARD R. ARQUILLA	Director

/s/ Minghui Jia MINGHUI JIA	Director

/s/ William M. Thompson, III WILLIAM M. THOMPSON III	Director

INDEX TO EXHIBITS

Exhibit
5.1	*Opinion and Consent of Bryan Cave LLP

23.1	*Consent of Bryan Cave LLP (included in Exhibit 5.1)

23.2	*Consent of KMJ Corbin & Company LLP

24.1	Power of Attorney (included on Page II-3 of the Registration Statement)

*	Filed herewith

II-4